EXHIBIT INDEX

FILED HEREWITH	EXHIBIT

X	3.1(i) Certificate of Amendment of the Certificate of Incorporation as filed with the Office of the Secretary of State of the State of Delaware on May 19, 2006.

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
CANARGO ENERGY CORPORATION

     CanArgo Energy Corporation, a Delaware corporation, in order to amend its Certificate of Incorporation (“Certificate of Incorporation”) hereby certifies pursuant to Section 242 of the General Corporation Law of the State of Delaware as follows:
FIRST: On March 6, 2006, the Board of Directors of said Corporation duly adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation and calling a meeting of stockholders for the consideration thereof, among other matters.
RESOLVED: That Article Fourth of the Certificate of Incorporation be and it hereby is amended to read in its entirety as follows:
“(a)	The total number of shares of all classes of stock which the Corporation shall have authority to issue is three hundred and eighty million (380,000,000), consisting of:
(1)	Five million (5,000,000) shares of Preferred stock, par value ten cents ($0.10) per share (the “Preferred Stock”); and

(2)	Three hundred and seventy five million (375,000,000) shares of Common Stock, par value ten cents ($0.10) per share (the “Common Stock”).
(b)	The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series to the extent permitted by the Delaware General Corporation Law, as amended, from time to time.”
     SECOND: The proposed amendment was presented at an annual meeting of stockholders of the Corporation which was duly convened on May 9, 2006 in Boston, Massachusetts, pursuant to written notice duly given as required by Section 222 of the General Corporation Law of the State of Delaware.
     THIRD: As of March 15, 2006, the official record date of the annual meeting of stockholders, there were outstanding 224,095,022 shares of Common Stock, entitled to one vote per share for an aggregate 224,095,022 votes entitled to be cast at the meeting. A majority of the votes entitled to be cast at the meeting constitutes a quorum for the transaction of business. An aggregate of 188,162,455 shares of Common Stock were represented at the annual meeting of stockholders either in person or by proxy and accordingly a quorum was present. The aforementioned, proposed amendment to the Certificate of Incorporation was voted upon, approved and adopted by shareholders casting votes at said meeting as follows:

FOR:	180,185,623
AGAINST:	7,711,408
ABSTAIN:	237,424
     FOURTH: Said amendment was, accordingly, duly adopted by the votes of the holders of at least a majority of all the outstanding shares entitled to vote thereon at the meeting in accordance with Section 242 of the General Corporation Law of the State of Delaware.
     FIFTH: The capital of said Corporation shall not be reduced under or by reason of the said amendment.
     SIXTH: The foregoing amendment shall become effective on the date of the filing of this Certificate with the office of the Secretary of State of Delaware.

     IN WITNESS WHEREOF, the said Corporation has caused this Certificate of Amendment to be signed and attested by its officers thereunto duly authorized under penalties of perjury this 9th day of May, 2006.

/s/ Dr. David Robson
Dr. David Robson
Chairman, Chief Executive Officer and President

ATTEST:

/s/ Elizabeth Landles

Elizabeth Landles, Corporate Secretary

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